VE 3-7-02



02006947

STATES
HANGE COMMISSION
D.C. 20549

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OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 51215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUMNER HARRINGTON LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 WAYZATA BLVD, STE #170
(No. and Street)

MINNETONKA (City) MN (State) 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

K. EDWARD ELVERUD (952) 542-7952
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name — *if individual, state last, first, middle name*)

120 SOUTH SIXTH ST. (Address) MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VE 3-21-02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, K. EDWARD ELVERUD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUMNER HARRINGTON LTD., as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



SUSAN MARGARET PALMATIER
NOTARY PUBLIC - MINNESOTA
My Commission Expires 1-31-2005

Signature

PRESIDENT
Title

Susan M. Palmatier 2/20/02
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMNER HARRINGTON LTD.
(SEC I.D. No. 8-51215)

Statement of Financial Condition as of December 31, 2001, Independent Auditors' Report, and Supplemental Report on Internal Control

SUMNER HARRINGTON LTD.

TABLE OF CONTENTS

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Sumner Harrington Ltd.

We have audited the accompanying statement of financial condition of Sumner Harrington Ltd. (the Company) as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sumner Harrington Ltd. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 7, 2002

SUMNER HARRINGTON LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash	$ 13,795
Deposit at clearing broker (Note 2)	25,000
Prepaid expenses	10,387
Goodwill	35,000
Other assets	1,193
	$ 85,375
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accrued expenses	$ 8,490
Stockholder's equity:	
Common stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding 150,000 shares	1,500
Additional paid-in capital	238,638
Accumulated deficit	(163,253)
Total stockholder's equity	76,885
	$ 85,375

See notes to statement of financial condition.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Sumner Harrington Ltd. (the Company) is a privately held, registered securities broker-dealer which engages primarily in investment banking and the origination of new issue corporate securities. The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of the rule. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers. The requirements of Paragraph (k)(2)(i) provide that the Company conduct certain of its transactions by way of subscription and promptly transmit customer funds directly to the corporate issuer. Paragraph (k)(2)(ii) provides that the Company clear certain of its securities transactions on a fully disclosed basis with a clearing broker-dealer and promptly transmit customer funds and securities to the clearing broker-dealer. In such case, the clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Effective January 3, 2001, the shareholders of the Company, formerly Minnesota Investment Services Corporation, transferred all of their shares of common stock in the Company for shares pro rata in a new corporation, which became the holding company to the Company. The holding company then formed another wholly owned corporation to which the Company transferred almost all of its net assets. The reorganization plan received prior regulatory approval subject to the Company maintaining net capital in compliance with SEC Rule 15c3-1.

Effective October 11, 2001, all of the stock of the Company was purchased by Sumner Harrington Incorporated. The purchase price in excess of net assets acquired of $35,000 was recorded as goodwill. On October 23, 2001, the Company changed its name to Sumner Harrington Ltd. from Minnesota Investment Services Corporation. On November 16, 2001, the purchase received regulatory approval subject to the Company maintaining net capital in compliance with SEC Rule 15c3-1.

From January 1, 2001 until the date of receiving regulatory approval of the purchase by Sumner Harrington Incorporated, the Company conducted no revenue producing activities.

Management's Plan - During 2002, the Company is proceeding with actions intended to enhance prospects for revenue growth and profitability including continued work on the offering in process, obtaining regulatory approval for another offering, and the continued pursuit of new customers. The Company's principal cash requirements are for employee salaries, expenses associated with offerings underway, and payments for office space. The Company expects that cash from operations and other potential borrowings will be sufficient to fund working capital needs for the next 12 months, although no assurances can be given that the Company will not require additional sources of capital as a result of lower than anticipated operating results or unanticipated cash needs. Moreover, no assurances can be given that such additional capital will be available on satisfactory terms, if at all. If the Company is unable to obtain such additional capital, the Company may be required to reduce its overall expenditures and the Company's ability to maintain or expand its current level of operations could be materially and adversely affected.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, which requires the use of the liability method of accounting for deferred income taxes. Deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivatives - On January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 137, *Deferral of the Effective Date of FASB Statement No. 133,* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities.* SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. Management has reviewed the requirements of SFAS No. 133 and has determined that they have no freestanding or embedded derivatives.

New Accounting Pronouncements - In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* Major provisions of these statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented, or exchanged, either individually or as part of a related contract, asset, or liability; goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment at least annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; effective for fiscal years beginning after December 15, 2001, goodwill will no longer be subject to amortization. SFAS No. 142 was adopted on January 1, 2002, and the Company will no longer amortize its goodwill, but will evaluate it for impairment annually. Although the Company is still reviewing the provisions of these statements, management's preliminary assessment is that these statements will not have a material impact on the Company's financial position.

2. CLEARING BROKER DEPOSIT

The Company maintains a trade settlement account with a clearing broker in connection with its membership in a clearing organization. The Company has $25,000 on deposit with the clearing broker at December 31, 2001.

3. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office space under an operating lease which expires in March 2006. The Company and an unrelated company with whom it shares space are obligated jointly and severally under the lease agreement. The cost is allocated pro rata based on space usage on a monthly basis. Approximate minimum annual rental commitments for the gross lease obligation, excluding operating expenses and taxes, at December 31, 2001 are as follows:

2002	$ 56,400
2003	56,400
2004	56,400
2005	56,400
2006	14,100
	$ 239,700

The Company is also obligated to pay certain occupancy costs as defined in the lease.

Off-Balance-Sheet Risk - As discussed in Note 1, certain of the Company's customers' securities transactions may be introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealer. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

4. INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by its parent. Federal and state income taxes are calculated as if the Company filed separate income tax returns.

An expected income tax benefit of approximately $52,000 was reduced by a valuation allowance of approximately $52,000 because of the uncertainty of using the net operating loss carryforward before it expires. The Company has a net operating loss carryforward for federal tax purposes that expires in 2021.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, net capital under the rule was $29,805 for a net capital ratio of 0.28:1 and net capital was in excess of the required minimum net capital by $24,805.

6. RELATED-PARTY TRANSACTIONS

Balances with officers and the owner are primarily due to expense reimbursement for expenses incurred on behalf of the Company. At December 31, 2001, the Company had prepaid these reimbursements of approximately $690.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.us.deloitte.com


Deloitte
& Touche

SUPPLEMENTAL AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder
of Sumner Harrington Ltd.

In planning and performing our audit of the statement of financial condition of Sumner Harrington Ltd. (the Company) as of December 31, 2001 (on which we issued our report dated February 7, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(14). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 7, 2002